
10
118
114
Route management module
120
112
116
108b
108b
108b
100
100
104
104
106
106
102
102
108b
108
110
202
104
102
106
108a

FIGURE 1


106
104
100
108
102
122
124
122
124
110

FIGURE 2A


104
106
124
124
110

FIGURE 2B


104
102
100
108
122
122

FIGURE 2C


104
102
100
108
110
124

FIGURE 2D


104
106
100
108
126
126
102
124
122
122
124
124
110

FIGURE 3A


104
106

FIGURE 3B


104
102
100
108
126
126
122
122

FIGURE 3C


104
102
100
110
108
126
124
124

FIGURE 3D


106
104
100
108
102
122
124
110

FIGURE 4A


104
106

FIGURE 4B


104
102
100
108
122
122

FIGURE 4C


104
102
100
108
110
124

FIGURE 4D


110
128
130
130
108
100

FIGURE 5A


100
108
128
130
130
110

FIGURE 5B


128
100
130
130
110
108

FIGURE 5C


128
100
108
130
110

FIGURE 5D


100
110
132
130
130
128

FIGURE 6A


128
108
130
132
110

FIGURE 6B


130
130
108
128
110
132

FIGURE 6C


130
128
108
110
132

FIGURE 6D


110
100

FIGURE 7A


100
110

FIGURE 7B


110
100

FIGURE 7C


110
100

FIGURE 7D


110
200
Robot Control System
202
Navigation Model
204
Location and Orientation Module
206
Mapping Module
208
Object Detection Module
210
Drive System
212
Proximity Sensor
214
Visual Sensor
218
Accelerometer
220
Memory

FIGURE 8


300
Detecting a fill level of each of a plurality of receptacles
302
Receiving, by the bin collection server, the fill levels of each of the plurality of receptacles
304
Determining that at least one of the plurality of receptacles has a fill level above a threshold
306
Identifying at least one full collection bin
308
Generating a collection instruction for the at least one full collection bin
310
Sending, by the bin collection server, the collection instruction to at least one autonomous robot
312
Receiving, by the autonomous robot, the collection instruction
314
Determining a collection path based on the collection instruction
316
Navigating the at least one autonomous robot to the at least one full collection bin
318
Engaging the bin engagement mechanism with the robot engagement mechanism of the at least one full collection bin
320
Collecting waste from the at least one full collection bin
322
Determining an emptying path
324
Navigating the at least one autonomous robot to a collection facility
326
Depositing the waste in the collection facility
328

FIGURE 9